

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 8, 2017

Brian Lukow
President
All for One Media Corp.
236 Sarles Street
Mt. Kisco, NY 10549

> **Re:** **All for One Media Corp.**
> **Registration Statement on Form 10**
> **Filed November 22, 2016**
> **File No. 000-55717**

Dear Mr. Lukow:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Callie Tempest Jones, Esq.
       Brunson Chandler & Jones PLLC